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                                                             UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Commtouch Software Ltd.
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                                (Name of Issuer)

                                 Ordinary Shares
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                         (Title of Class of Securities)

                                    M25596103
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                                 (CUSIP Number)

        Gary Davis, c/o Commtouch Inc., 1300 Crittenden Lane, Suite 103,
                   Mountain view, CA 94043, Tel: 650-864-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------
CUSIP No. M25596103
--------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Nahum Sharfman
--------- -----------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) [ ]
                                                                                                   (b) [ ]
--------- -----------------------------------------------------------------------------------------------------
3         SEC Use Only

--------- -----------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A
--------- -----------------------------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                        [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------- -----------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Israeli
--------- -----------------------------------------------------------------------------------------------------
NUMBER OF                     7                SOLE VOTING POWER
SHARES                                         1,448,459
BENEFICIALLY                  ---------------- ----------------------------------------------------------------
OWNED BY EACH                 8                SHARED VOTING POWER
REPORTING                                      N/A
PERSON                        ---------------- ----------------------------------------------------------------
WITH                          9                SOLE DISPOSITIVE POWER
                                               1,448,459
                              ---------------- ----------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                               N/A
----------------------------- ---------------- ----------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,448,459
--------- -----------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES. (SEE INSTRUCTIONS)                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          3.8%
--------- -----------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
---------------------------------------------------------------------------------------------------------------

  This Amendment No. 1 amends the statement on Schedule 13D and the cover page thereto filed on June 12, 2002 by Nahum Sharfman.

Item 1.    Security and Issuer

Ordinary Shares.

Commtouch Software Ltd., 1A Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel

Item 2.    Identity and Background
           (a)  Nahum Sharfman
           (b)  81, Hayarkon St., Tel Aviv 63432, Israel
           (c)  Co-founder, DealTime Ltd. 1 Hazoran St., Netanya, Israel
           (d)  No criminal convictions
           (e) Not a party to a civil proceeding for which a judgment was entered
           (f)  Israeli.

Item 3.    Source and Amount of Funds or Other Consideration
N/A

Item 4.    Purpose of Transaction
N/A

Item 5.    Interest in Securities of the Issuer

           (a) 1,448,459 Ordinary Shares, constituting 3.8% of the outstanding amount of such class of shares
           (b) 1,448,459 Ordinary Shares are subject to the sole power to vote and sole power of disposition of the named individual.
           (c)  N/A
           (d)  N/A
           (e)  December 31, 2003

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change

Item 7.    Material to Be Filed as Exhibits
N/A

                                    Signature

Afterreasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date:  May 6, 2004

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Signature:   /s/ Nahum Sharfman

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Name/Title: Nahum Sharfman, Co-Founder